UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Acorda Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

00484M106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☒	Rule 13d-1(b)
b.	☐	Rule 13d-1(c)
c.	☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00484M106

1.	Names of Reporting Persons. UBS O’Connor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,323,234
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,323,234
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,323,234 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO; IA

Item 1.

(a) Name of Issuer

Acorda Therapeutics, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

420 Saw Mill River Road

Ardsley, NY 10502

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of UBS O’Connor LLC, a Delaware limited liability company (the “Reporting Person”).

The Reporting Person serves as the investment manager to Nineteen77 Global Multi-Strategy Alpha Master Limited (“GLEA”). In such capacity, the Reporting Person exercises voting and investment power over the shares of Common Stock held for the account of GLEA. The Reporting Person is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. As a result, the Reporting Person may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of Common Stock held for the account of GLEA.

The principal business office of the Reporting Person is One North Wacker Drive, 32nd Floor, Chicago, Illinois 60606

(d) Title of Class of Securities

Common stock, $0.001 par value per share (the “Common Stock”).

(e) CUSIP Number

00484M106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2020, the Reporting Person may have been deemed to have beneficial ownership of 5,323,234 shares of Common Stock, which consisted of (i) 136,516 shares of Common Stock issuable upon conversion of a convertible note held by GLEA (“GLEA Note 1”) and (ii) 5,186,718 shares of Common Stock issuable upon conversion of a second convertible note held by GLEA (“GLEA Note 2”), and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 47,962,400 shares of Common Stock outstanding as of October 30, 2020 as reported by the Issuer, plus (2) 136,516 shares of Common Stock issuable upon conversion of GLEA Note 1 and (3) 5,186,718 shares of Common Stock issuable upon conversion of GLEA Note 2. The foregoing excludes 3,384,708 shares of Common Stock issuable upon conversion of GLEA Note 2 because GLEA Note 2 contains a blocker provision under which the holder thereof does not have the right to convert GLEA Note 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock. Without such blocker provisions, the Reporting Person may have been deemed to have beneficial ownership of 8,707,942 shares of Common Stock.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote:     5,323,234     .

(2) Shared power to vote or to direct the vote:         0         .

(3) Sole power to dispose or to direct the disposition of       5,323,234      .

(4) Shared power to dispose or to direct the disposition of        0         .

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

The information set forth in Item 2 is hereby incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

UBS O’Connor LLC

By:	/s/ Charles Mathys
	Name:	Charles Mathys
	Title:	Chief Compliance Officer

By:	/s/ Christopher Smock
	Name:	Christopher Smock
	Title:	Senior Compliance Officer